UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)
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DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
__________________

256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5, which we refer to as the Amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time), which we refer to as the Schedule 14D-9, originally filed with the United States Securities and Exchange Commission, which we refer to as the SEC, by Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we refer to as Dollar Thrifty, on September 10, 2012. The Statement relates to the offer by HDTMS, Inc., a Delaware corporation and a wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, which entities we refer to, respectively, as Purchaser and Hertz, as disclosed in the Tender Offer Statement on Schedule TO dated September 10, 2012 (as amended or supplemented from time to time) filed by Purchaser with the SEC, to purchase all of the issued and outstanding shares of Dollar Thrifty common stock, par value $0.01 per share, for $87.50 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 and the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the subsection entitled “Background of the Offer”:

“Between August 26, 2012 and September 25, 2012, at the direction of the Dollar Thrifty Board and pursuant to the “go-shop” provision of the Merger Agreement, which is discussed in more detail in Item 7—“Purposes of the Transaction and Plans or Proposals,” Dollar Thrifty’s financial advisors contacted third parties to determine whether such parties had interest in making a competing acquisition proposal for Dollar Thrifty. During this “go-shop” period, Dollar Thrifty’s financial advisors contacted six potential bidders to inform them about the Offer and to determine their level of interest in exploring an acquisition of Dollar Thrifty. Each of the parties so contacted confirmed its awareness of the Offer and the “go-shop” provision of the Merger Agreement. None of such parties indicated an interest in making a competing acquisition proposal, submitted any proposal to acquire Dollar Thrifty or requested that Dollar Thrifty provide access to confidential information for purposes of making such a proposal prior to the expiration of the “go-shop” period at 11:59 p.m., New York time, on September 25, 2012.

The press release announcing the expiration of the “go-shop” period is filed as Exhibit (a)(19) to this Schedule 14D-9 and incorporated by reference.”

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following between the fourth and fifth paragraphs:

“The “go-shop” period terminated as of 11:59 p.m., New York time, on September 25, 2012, as further discussed above in “Item 4 —The Solicitation or Recommendation —Background of the Offer”.”

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(19)	Press release by Dollar Thrifty, dated September 26, 2012: Dollar Thrifty Automotive Group Announces End of Go-Shop Period (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2012	DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. (Registrant)

	By:	/s/ Vicki J. Vaniman Vicki J. Vaniman Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(19)	Press release by Dollar Thrifty, dated September 26, 2012: Dollar Thrifty Automotive Group Announces End of Go-Shop Period (filed herewith).